FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               March 10, 2008

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: March 10, 2008
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary



                              BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To:  The FSA


Date: 10 March 2008

Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            1985 Executive Share Option Scheme

Period of return:                           From:          24 July 2007           To:        23 January 2008

Balance under scheme from previous return:                 19,174

The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   2,962
period:

Balance under scheme not yet issued/allotted at end of     16,212
period

Number and class of securities originally listed and the   30,000 Ordinary Shares of US$ 20 cents each listed on 13
date of admission                                          February 2007

Total number of securities in issue at the end of the      893,577,604 ordinary shares of US$ 20 cents each are in
period                                                     issue. 54,187,000 ordinary shares of US$20 cents each are
                                                           held in treasury.


Name of contact:                                           Gemma Parsons

Address of contact:                                        15 Adam Street, London, WC2N 6LA

Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary

for and on behalf of
Smith & Nephew plc


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To:  The FSA

Date: 10 March 2008

Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            1990 International Executive Share Option Scheme

Period of return:                           From:          24 July 2007           To:        23 January 2008

Balance under scheme from previous return:                 897,965

The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   81,500
period:

Balance under scheme not yet issued/allotted at end of     816,465
period

Number and class of securities originally listed and the   1,850,000 ordinary shares of US$ 20 cents each on 23 January
date of admission                                          2006

Total number of securities in issue at the end of the      893,577,604 ordinary shares of US$ 20 cents each are in
period                                                     issue. 54,187,000 ordinary shares of US$20 cents each are
                                                           held in treasury.


Name of contact:                                           Gemma Parsons

Address of contact:                                        15 Adam Street, London, WC2N 6LA

Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary

for and on behalf of
Smith & Nephew plc


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.






                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To:  The FSA

Date: 10 March 2008

Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            1991 Overseas Employee Share Option Scheme

Period of return:                           From:          24 July 2007           To:        23 January 2008

Balance under scheme from previous return:                 14,930

The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   N/A
period:

Balance under scheme not yet issued/allotted at end of     14,930
period

Number and class of securities originally listed and the   27,500 ordinary shares of US$ 20 cents each originally
date of admission                                          listed on 23 January 2006

Total number of securities in issue at the end of the      893,577,604 ordinary shares of US$ 20 cents each are in
period                                                     issue. 54,187,000 ordinary shares of US$20 cents each are
                                                           held in treasury.


Name of contact:                                           Gemma Parsons

Address of contact:                                        15 Adam Street, London, WC2N 6LA

Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary

for and on behalf of
Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.



To:  The FSA


Date: 10 March 2008


Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            2001 UK Approved Share Option Scheme

Period of return:                           From:          24 July 2007           To:        23 January 2008

Balance under scheme from previous return:                 395,801

The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   16,200
period:

Balance under scheme not yet issued/allotted at end of     379,601
period

Number and class of securities originally listed and the   500,000 ordinary shares of US$ 20 cents each listed on 23
date of admission                                          January 2006

Total number of securities in issue at the end of the      893,577,604 ordinary shares of US$ 20 cents each are in
period                                                     issue. 54,187,000 ordinary shares of US$20 cents each are
                                                           held in treasury.


Name of contact:                                           Gemma Parsons

Address of contact:                                        15 Adam Street, London, WC2N 6LA

Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary



for and on behalf of



Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.



To:  The FSA



Date: 10 March 2008


Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            2001 UK Unapproved Share Option Scheme

Period of return:                           From:          24 July 2007           To:        23 January 2008

Balance under scheme from previous return:                 1,129,383

The amount by which the block scheme has been increased,   500,000
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   155,450
period:

Balance under scheme not yet issued/allotted at end of     1,473,933
period

Number and class of securities originally listed and the   1,000,000 ordinary shares of US$ 20 cents each listed on 13
date of admission                                          February 2007. 500,000 ordinary shares of US$ 20 cents
                                                           listed on 2 August 2007.

Total number of securities in issue at the end of the      893,577,604 ordinary shares of US$ 20 cents each are in
period                                                     issue. 54,187,000 ordinary shares of US$20 cents each are
                                                           held in treasury.


Name of contact:                                           Gemma Parsons
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary


for and on behalf of
Smith & Nephew plc


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.



To:  The FSA



Date: 10 March 2008


Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            2001 US Share Option Scheme

Period of return:                           From:          24 July 2007           To:        23 January 2008

Balance under scheme from previous return:                 406,060
The amount by which the block scheme has been increased,   1,000,000
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   611,385
period:

Balance under scheme not yet issued/allotted at end of     794,675
period

Number and class of securities originally listed and the   1,500,000 ordinary shares of US$ 20 cents each listed on 13
date of admission                                          February 2007. 1,000,000 ordinary shares of US$ 20 cents
                                                           each listed on 2 August 2007.

Total number of securities in issue at the end of the      893,577,604 ordinary shares of US$ 20 cents each are in
period                                                     issue. 54,187,000 ordinary shares of US$20 cents each are
                                                           held in treasury.


Name of contact:                                           Gemma Parsons
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary

for and on behalf of
Smith & Nephew plc



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.



To:  The FSA



Date: 10 March 2008


Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            International Employees Share Option Scheme

Period of return:                           From:          24 July 2007           To:        23 January 2008

Balance under scheme from previous return:                 745,057
The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   251,529
period:

Balance under scheme not yet issued/allotted at end of     493,528
period

Number and class of securities originally listed and the   1,000,000 ordinary shares of US$ 20 cents each listed on 23
date of admission                                          January 2006

Total number of securities in issue at the end of the      893,577,604 ordinary shares of US$ 20 cents each are in
period                                                     issue. 54,187,000 ordinary shares of US$20 cents each are
                                                           held in treasury.


Name of contact:                                           Gemma Parsons
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary



for and on behalf of
Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.



To:  The FSA



Date: 10 March 2008


Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            UK Employee Share Option Scheme

Period of return:                           From:          24 July 2007           To:        23 January 2008

Balance under scheme from previous return:                 833,906

The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   521,445
period:

Balance under scheme not yet issued/allotted at end of     312,461
period

Number and class of securities originally listed and the   1,500,000 ordinary shares of US$ 20 cents each listed on 23
date of admission                                          January 2006

Total number of securities in issue at the end of the      893,577,604 ordinary shares of US$ 20 cents each are in
period                                                     issue. 54,187,000 ordinary shares of US$20 cents each are
                                                           held in treasury.


Name of contact:                                           Gemma Parsons
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary

for and on behalf of
Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.



To:  The FSA



Date: 10 March 2008


Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            2004 Performance Share Plan

Period of return:                           From:          24 July 2007           To:        23 January 2008

Balance under scheme from previous return:                 750,000

The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   N/A
period:

Balance under scheme not yet issued/allotted at end of     750,000
period

Number and class of securities originally listed and the   750,000 ordinary shares of US$ 20 cents each listed on 13
date of admission                                          February 2007

Total number of securities in issue at the end of the      893,577,604 ordinary shares of US$ 20 cents each are in
period                                                     issue. 54,187,000 ordinary shares of US$20 cents each are
                                                           held in treasury.

Name of contact:                                           Gemma Parsons

Address of contact:                                        15 Adam Street, London, WC2N 6LA

Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary
for and on behalf of

Smith & Nephew plc


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.



To:  The FSA



Date: 10 March 2008


Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            2004 Executive Share Option Plan

Period of return:                           From:          24 July 2007           To:        23 January 2008

Balance under scheme from previous return:                 1,000,000

The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   60,603
period:

Balance under scheme not yet issued/allotted at end of     939,397
period

Number and class of securities originally listed and the   1,000,000 ordinary shares of US$ 20 cents each listed on 13
date of admission                                          February 2007

Total number of securities in issue at the end of the      893,577,604 ordinary shares of US$ 20 cents each are in
period                                                     issue. 54,187,000 ordinary shares of US$20 cents each are
                                                           held in treasury.


Name of contact:                                           Gemma Parsons
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary
for and on behalf of



Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically.



To:  The FSA



Date: 10 March 2008


Name of applicant:                                         Smith & Nephew plc

Name of scheme:                                            2004 Co-investment Plan

Period of return:                           From:          24 July 2007           To:        23 January 2008

Balance under scheme from previous return:                 679,240
The amount by which the block scheme has been increased,   N/A
if the scheme has been increased since the date of the
last return:

Number of securities issued/allotted under scheme during   102,154
period:

Balance under scheme not yet issued/allotted at end of     577,086
period

Number and class of securities originally listed and the   750,000 ordinary shares of US$ 20 cents each listed on 13
date of admission                                          February 2007

Total number of securities in issue at the end of the      893,577,604 ordinary shares of US$ 20 cents each are in
period                                                     issue. 54,187,000 ordinary shares of US$20 cents each are
                                                           held in treasury.


Name of contact:                                           Gemma Parsons
Address of contact:                                        15 Adam Street, London, WC2N 6LA
Telephone number of contact:                               0207 960 2228



SIGNED BY   Paul Chambers, Company Secretary

for and on behalf of
Smith & Nephew plc





If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

